

February 29, 2012

Via Facsimile
Mr. David Vellequette
Executive Vice President and Chief Financial Officer
JDS Uniphase Corporation
430 North McCarthy Boulevard
Milpitas, California 95035

> **Re:** **JDS Uniphase Corporation**
> **Form 10-K for the year ended July 2, 2011**
> **Filed August 30, 2011**
> **File No. 000-22874**

Dear Mr. Vellequette:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended July 2, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 44

1.　We note that your fiscal year 2011 revenue has increased significantly as compared to 2010 and note your disclosure here and on pages 57 and 58 that the increase in 2011 revenues was due primarily to the acquisition of NSD and an increase in demand in most product lines. In light of the significant increase in revenue, please provide a thorough analysis of this significant increase that quantifies and discusses each material factor that caused this increase, including a discussion of price changes and volume changes by type of product. Also, disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. The analysis should reveal underlying material causes of the factors described and any future impact on operating results. See Item 303 of Regulation S-K and FR-72 for guidance.

Financial Statements, page 67

Note 13. Income Taxes, page 105

2.   We note that you recorded an income tax benefit of $26 million in fiscal 2011 as a result of the release of a significant portion of your valuation allowance, as further discussed on pages 105 and 106. Giving specific consideration to negative evidence such as cumulative losses in recent years, as well as your discussion of continued economic uncertainty in the industry, please tell us in further detail why you believe that it is more likely than not that these deferred tax assets will be realized. We also note that you have reported a net loss for the period ended December 31, 2011, as part of your response, please tell us how your actual results for the period compare to the forecasts that appear to be heavily weighted as part of your conclusion. Refer to the guidance provided in FASB ASC 740-10-30-5e and 30-17 through 30-23 (formerly paragraphs 17(e) and 20 through 25 of SFAS 109). Please also revise your disclosure here and your critical accounting policies in MD&A in future filings to more fully explain how you reached your conclusion and how you weighted both the positive and negative evidence.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief